ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

February 10, 2009

SUPPL

2009 FEB 24 P 12:

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

09045413

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 2 2009
THOMSON REUTERS

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
10 February 2009 (ASX: Appendix 3B – New Issue Announcement, application for quotation of additional securities and agreement 1) Convertible Notes and 2) Consultant Options

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Convertible Notes
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,633,533
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See Attachment 1

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The convertible notes are a new and separate class of securities. Shares issued upon conversion of the convertible notes will rank equally with the Company's existing quoted ordinary shares. The Company intends to lodge a prospectus for the quotation of the convertible notes on the ASX.
5	Issue price or consideration	45 cents per convertible note
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds are to be utilised predominantly in progressing development and exploration of the Company's oil and gas projects in North America, marketing of a farm-out for the Senegal project and for working capital purposes.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 February 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	575,878,344 6,633,533	ORD Convertible Notes

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,500,000	Consultants options (expiring on 30 June 2009)
2,000,000	Consultants options (expiring on 30 June 2010
9,500,000	Incentive Options (expiring on 31 July 2010)
6,000,000	Consultant options (expiring on 1 March 2011)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☒ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – NOT RELEVANT

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Company Secretary) Date 10 February 2009

Print name: COLIN HARPER

+ See chapter 19 for defined terms.

Attachement 1 – Terms & Conditions of Convertible Notes

Issue Price per Convertible Note (Face Value)	$0.45
Interest	15% per annum fixed Interest accrues daily from the date of issue of the Convertible Notes until the earlier of: (a) the Maturity Date set out below; or (b) the next Interest Payment Date after receipt of a Conversion Notice by the Company.
Interest Payment Dates	Interest accrues for each period of 3 calendar months (ending on 31 December, 31 March, 30 June and 30 September) and for the period between the allotment date of the Convertible Notes and the First Interest Payment Date and will be paid no later than 5 business days after the last day of each period referred to above.
First Interest Payment Date	31 March 2009.
Maturity Date	The Convertible Notes will mature and be redeemed by the Company on the Maturity Date, being the earlier of 31 January 2012 or the date that is 3 months after the issue of the Convertible Notes provided that on such date the Convertible Notes have not been admitted to quotation on ASX.
Elective Conversion	Convertible Notes may be converted at any time into fully paid ordinary Shares upon election by the Noteholder **(Conversion)**, provided that such election is in writing and given to the Company on or prior to the Maturity Date **(Conversion Notice)**. The Company will proceed to issue to the Noteholder who delivers that Conversion Notice that number of Shares as determined by the Conversion Factor set out below on the next Interest Payment Date following receipt of the Conversion Notice by the Company.
Conversion Factor	Upon conversion, each Convertible Note will convert into 10 fully paid ordinary Shares and all such Shares will rank pari passu in all respects with the existing ordinary Shares in the Company.
Information Rights	Noteholders will receive copies of all information which the Company sends to its shareholders.

+ See chapter 19 for defined terms.

Voting Rights	The Convertible Notes are non-voting and do not confer on the Noteholder any rights to attend a general meeting of shareholders (unless otherwise required by the ASX Listing Rules or the Corporations Act). At every meeting of Noteholders, each Noteholder is entitled, on a show of hands, to one vote. On a poll, each Noteholder is entitled to one vote in respect of every Convertible Note held by that Noteholder.
Bonus Issues	If a bonus share issue or capital return is made by the Company to its shareholders at any time prior to conversion of any Convertible Notes and a conversion subsequently occurs then the Company will issue and allot or distribute to that Noteholder: (a) Shares in the capital of the Company of the same class as the Shares the subject of the bonus Share allotment or a capital return as the case may be; and (b) the number of Shares so issued or the amount of capital returned as the case may be will be equal to the number of Shares in the capital of the Company or the amount of capital returned to which that Noteholder would have been entitled, if the face value of the Convertible Notes held by that Noteholder in respect of which conversion has occurred, had been converted immediately prior to the making of the bonus share allotment or capital return as the case may be.
Security	The Convertible Notes are unsecured and will rank behind all secured creditors of the Company and rank equally with other unsecured creditors.
Trust Deed	The Company has entered into a Trust Deed with the Trustee pursuant to Part 2L.1 of the Corporations Act which governs the terms of the Convertible Notes.
Tax	In the event that any tax is imposed on any payment under a Convertible Note, the Company may deduct the amount of the tax from the amount payable under the Convertible Note.

+ See chapter 19 for defined terms.

ASX	The Company will apply to ASX for Official Quotation of the Convertible Notes in accordance with the ASX Listing Rules. Upon quotation, the Convertible Note terms will be subject to the ASX Listing Rules and may be varied from time to time if necessary to ensure compliance with the ASX Listing Rules.
Foreign Shareholders	Where Convertible Notes are held by or on behalf of a person resident outside Australia then it will be a condition precedent to the right of the Noteholder to receive payment of any amount payable or to obtain Shares on Conversion, that the requirements of all applicable laws of the Commonwealth of Australia or any of its States or Territories and of the country of residence of the Noteholder in respect of such payment or Conversion are satisfied so that such payment or conversion will not result in a breach of any such applicable law by the Company.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Consultant options expiring 30 June 2012
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The options have an exercise price of 5 cents and may be exercised at any time on or before 30 June 2012.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The options are not quoted on the ASX and have no voting or dividend rights until exercised. Shares issued upon exercise of the options will rank equally with the Company's existing quoted ordinary shares.
5	Issue price or consideration	The options have been issued as consideration for the provision of advisory services, in lieu of advisory fees.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Refer to item 5 above.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 February 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	575,878,344 6,633,533	ORD Convertible Notes

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,500,000	Consultants options (expiring on 30 June 2009)
2,000,000	Consultants options (expiring on 30 June 2010
9,500,000	Incentive Options (expiring on 31 July 2010)
6,000,000	Consultant options (expiring on 1 March 2011)
14,000,000	Consultant options (expiring on 30 June 2012)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000

+ See chapter 19 for defined terms.

1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – NOT RELEVANT

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

+ See chapter 19 for defined terms.

Sign here: (Company Secretary) Date 10 February 2009

Print name: COLIN HARPER

END

+ See chapter 19 for defined terms.